

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2011

Via E-mail
Mr. Michael K. Stewart
Vice President, Accounting and Controller
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056-2723

> **Re: Marathon Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Response Letter Dated October 24, 2011**
> **File No. 001-05153**

Dear Mr. Stewart:

We have reviewed your response letter and have the following additional comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Exhibit 32.1

1.   We hereby re-issue prior comment 4; rather than filing on Form 8-K, you must file an amended Form 10-K, as that comment indicated.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director